06018426

13 January 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea to acquire a majority stake in Orgresbank in Russia**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)



Johan Ekwall



Nordea to acquire a majority stake in Orgresbank in Russia

Nordea has signed an agreement to purchase a 75.01 per cent stake in JSB Orgresbank in Russia for USD 313.7 million (EUR 246 million). Subject to finalising documentation, the remaining 24.99 per cent will be split evenly between the current management shareholders of Orgresbank and the European Bank for Reconstruction and Development (EBRD). EBRD is expected to subscribe for a new issue of primary capital of USD 43.7 million. The newly formed partnership will capture the growth opportunities in the Russian corporate and retail banking segments. It will also strengthen Nordea's platform for servicing Nordic customers conducting business in Russia, as well as create new opportunities for existing customers and employees of Orgresbank.

The transaction is subject, inter alia, to regulatory approvals from relevant authorities. The transaction is expected to be completed by the end of the first quarter of 2007. The short-term impact on the Nordea Group's EPS will be insignificant.

In connection with the share purchase agreement the parties have signed a subordinated loan facility amounting to USD 30 million and are committed to further capital increases to support growth plans. Orgresbank will target the fast growing Moscow and St. Petersburg markets and also plans to increase the branch network in order to be present in the most economically developed regions of Russia.

- Through the acquisition Nordea will benefit from Orgresbank's branch network and will thereby be able to penetrate the Russian corporate and retail segments. Orgresbank's strategy and strong team fit very well with Nordea's ambitions in Russia. The acquisition enables Orgresbank to widen its product range by providing industry leading products developed by Nordea especially in the areas of mortgages, consumer loans, private banking services, cash management, e-banking and capital markets, says Tom Ruud, Head of Corporate and Institutional Banking, Nordea.

Igor Kogan, CEO of Orgresbank adds: - We are glad to team up with such a strong partner. Orgresbank will maintain the current operating management who has successfully developed the bank up till now. We have managed to stay competitive in the Russian banking market through an innovative and entrepreneurial approach to customer needs. This competitiveness will be further enhanced through the partnership. Nordea's skills and Nordic capabilities combined with our local expertise will help us to execute the strategy and further develop our services.


OrgresBank

Orgresbank is a medium-sized bank (by international standards) in Russia and employs 1,000 persons. It has currently more than 35 branches and outlets in Russia, mainly in Moscow and St. Petersburg areas. Orgresbank has its core activities in the corporate and SME sectors and ranks among top 50 Russian banks by IFRS Tier 1 capital. Additional information is available at www.orgresbank.com.

Credit Suisse advised Nordea and FinPoint provided advice to Orgresbank.

Press conferences
Press conferences will be held today in Moscow and Stockholm:

In Moscow: 10.00 local time
Place: 3-ya ulitsa Yamskogo Polya 19, Building 1, Moscow

In Stockholm: 15.30 CET
Place: Smålandsgatan 24, Stockholm

Tom Ruud, Head of Corporate and Institutional Banking in Nordea and Igor Kogan, CEO of Orgresbank will participate in the events.

Telephone conference for analysts
Time: 17.00 CET
To participate: dial +44 (0) 207 769 6433 at the latest ten minutes prior to conference start (16.50 CET). Access code is Nordea.

Tom Ruud, Head of Corporate and Institutional Banking in Nordea, Johan Ekwall, Head of Investor Relations in Nordea, and Ari Kaperi, Project Manager in Nordea will be present.

For further information:
Tom Ruud, Head of Corporate and Institutional Banking, +47 97 69 01 99
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52
Atte Palomäki, Group Identity and Communications, +358 40 5476390

Igor Kogan, CEO of Orgresbank, +7 495 777 34 77